

Christopher W.

CTO at PrivacyWall

Puerto Rico · Contact info

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 PrivacyWall

 University of Southern California

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Experience

 **CTO**
PrivacyWall
Mar 2017 – Present · 4 yrs 6 mos

Education

 **University of Southern California**
Biomedical/Medical Engineering
2003 – 2006

Minor in Business, Dropped out before completing degree to become an entrepreneur

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Skills & endorsements

Lean Startup

Startup Development

Cyber Defense

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Interests

 **LinkedIn Guide to Networking**
15,936,282 followers

University of Southern California
524,433 followers

PrivacyWall
15 followers